Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	2000	2001	2002	2003	2004
	(in thousands)
Earnings
Income From Continuing Operations *	65,951	92,533	105,882	104,958	115,347
Fixed Charges	55,621	72,217	77,726	98,584	84,922
Distributed Income of Equity Investment	—	40,800	30,938	27,733	47,213
Capitalized Interest	(4,559)	(4,000)	(4,345)	(5,290)	(4,227)
Total Earnings	117,013	201,550	210,201	225,985	243,255

Fixed Charges
Interest Expense	48,982	66,057	70,537	89,540	76,280
Capitalized Interest	4,559	4,000	4,345	5,290	4,227
Rental Interest Factor	2,080	2,160	2,844	3,754	4,415
Total Fixed Charges	55,621	72,217	77,726	98,584	84,922

Ratio: Earnings / Fixed Charges	2.10	2.79	2.70	2.29	2.86

*  Excludes minority interest, extraordinary loss, gain on sale of assets and undistributed equity earnings.